EXHIBIT 12.1

INGERSOLL-RAND COMPANY LIMITED

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings from continuing operations before income taxes	$601.0	$424.7	$937.5	$857.6	$792.8	$557.4	$345.1
Minority Interest	10.3	7.1	14.3	14.9	12.7	16.0	14.9
(Earnings) losses from equity method investees	(1.2)	—	(1.2)	—	(2.1)	(5.7)	1.8

Sub-total	610.1	431.8	950.6	872.5	803.4	567.7	361.8
Fixed charges	85.5	78.9	160.9	159.6	165.4	171.8	196.4
Dividend from equity method investees	—	—	—	—	4.4	—	0.3
Capitalized interest	(0.4)	(0.4)	(0.6)	(3.2)	(1.1)	(1.4)	(2.9)

Total Earnings	$695.2	$510.3	$1,110.9	$1,028.9	$972.1	$738.1	$555.6

Fixed charges:
Interest expense	$73.1	$66.5	$136.2	$133.6	$145.1	$152.1	$175.5
Capitalized interest	0.4	0.4	0.6	3.2	1.1	1.4	2.9
Rentals (one-third of rentals)	12.0	12.0	24.1	22.8	19.2	18.3	18.0

Total fixed charges	$85.5	$78.9	$160.9	$159.6	$165.4	$171.8	$196.4

Ratio of earnings to fixed charges	8.1	6.5	6.9	6.4	5.9	4.3	2.8

All amounts have been restated to reflect a reclassification of discontinued operations.